FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MAY, 2003

ADRIAN RESOURCES LTD. (File #: 0-26296)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Notice of Annual General Meeting of Shareholders.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

ADRIAN RESOURCES LTD.

(Registrant)

Date: June 4, 2003

By:

“James G. Stewart”

Its:

Secretary

(Title)

ADRIAN RESOURCES LTD.

#2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772, Fax:  (604) 331-8773

June 4, 2003

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.

20549

Dear Sir or Madam:

RE:

Adrian Resources Ltd. – (File #0-26296)

Form 6-K

On behalf of Adrian Resources Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ADRIAN RESOURCES LTD.

Signed:  “James G. Stewart”

Per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor’s Corporation (w. 3 copies)

OTC/BB Filings, Attention:  Pam Morris

Gowling Lafleur Henderson Attn:  Rod McKeen

ADRIAN RESOURCES LTD.

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9   Tel: (604)331-8772  Fax: (604)331-8773

May 15, 2003

To:

All Applicable Securities Commissions

and

To:

Toronto Stock Exchange

“VIA SEDAR”

And TSX Datalinx

 Fax (416) 947-4708

Dear Sirs:

Re:

Annual General Meeting of Shareholders

We advise that the directors of the Company have fixed the record and meeting dates for the Annual General Meeting of Shareholders as follows:

1.	Meeting Type	:	Annual General Meeting
2.	Class of Securities Entitled to Receive Notice:	:	Common Shares
3.	Class of Securities Entitled to Vote	:	Common Shares
4.	CUSIP Number	:	00733 P 108
5.	Record Date for Notice	:	June 10, 2003
6.	Record Date for Voting	:	June 10, 2003
7.	Beneficial Ownership Determination Date	:	June 10, 2003
8.	Meeting Date	:	July 15, 2003
9.	Meeting Location	:	Vancouver, BC
10.	Business	:	Non-Routine

If you require any further information, please contact the undersigned.

Yours sincerely,

ADRIAN RESOURCES LTD.

“Rose Davidson”

Rose Davidson

Executive Assistant

cc:

Ginna Tiongco, Computershare Trust Company of Canada

Gowlings, att: Rod McKeen & Corporate Records

David Harris, Davidson & Company, Chartered Accountants (fax 604-687-6172)

U.S. Regulatory Authorities (with Form 6K)

Naomi Corrigan